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[VIATEL LOGO]

                         Viatel banks over $52m funding

         Embargoed until 20.01hrs London time, Wednesday 21st April 2004

Viatel, the pan-European communications company, has finalised its funding deal with six investors including Morgan Stanley & Co. Incorporated to raise over $52 million. This transaction was completed today and the funds have been released in a single draw down to the company.

The announcement is exciting news for Viatel and confirms confidence in the re-emergence of the company into the European Communications Market.

The investment is in the form of senior secured convertible debt securities with 8% interest, payable in cash or in kind, and maturing in 2014. The conversion price is contingent on the value of Viatel upon the occurrence of various specified liquidity events.

The term sheet for the funding agreement was signed in February 2004. The closing of the deal in just two months marks an impressive achievement for Viatel's management team, headed by CEO Lucy Woods.

Lucy Woods, CEO of Viatel said, "I am particularly delighted to have closed this financing deal in light of the tough market conditions. This is an exciting day, not just for Viatel but also for the telecommunications industry. I hope this is another indication that investor confidence is returning to the sector."

Since Viatel's relaunch as a provider of communications services across Europe, several new services have been launched and sales have accelerated rapidly as customers respond to the company's fresh approach to providing services to the business market. The funding provides the foundation for the company to continue its rapid growth.

Michael Petrick, Managing Director at Morgan Stanley said, "We are excited about being part of the financing and we look forward to the Company exercising its new capacity to capitalize on the opportunities in the European market place."

Leslie Goodman, Chairman of Viatel said, "The past year has involved a huge amount of work to restructure Viatel to best succeed in today's market.

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"We're already seeing the benefits of this through improved sales and I am confident that this funding will see us through to becoming a strong and profitable business."

Viatel operates across six European markets, including the UK, France and Germany. It has more than 10,000 business customers, providing them a range of communications services that helps businesses of all sizes to securely access the internet, connect their people and places, manage their webs applications and increase the security of their data.

* Companies between 100 and 1,000 employees

** Analysys - European Fixed Telecoms - June 2003

ABOUT VIATEL

Viatel is a pan-European data and internet services company delivering services in communications to European businesses, regardless of size.

Operating across the UK, France, Germany, Belgium, The Netherlands and Switzerland, Viatel is a communications service provider operating a pan-European network. Headed by Lucy Woods, formerly of WorldCom EMEA and BT, the company employs 200 people throughout Western Europe to provide services including IP-VPNs, managed hosting and managed connectivity.

For further information on Viatel, please visit www.viatel.com

FOR FURTHER INFORMATION PLEASE CALL:

Chris Jones, Neil Daugherty and James Ralph on +44 (0)207 7340 0430

Forward Looking Statements

This document contains "forward-looking statements" as the term is defined in
Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning plans and objectives for future operations, events or performance and underlying assumptions and other statements which are other than statements of historical fact. Any such forward-looking statements are not guarantees of future performance. Various known or unknown factors could in the future cause actual outcomes to differ materially from those anticipated in any such forward-looking statements. Such factors include, among other things, our ability to conclude final terms as to any financing, our ability to maintain a viable cash and balance sheet position, our ability to maintain, operate and develop our network, and other unforeseen financial, legal, operational or technical issues. Any such forward-looking statements speak only as of the date they are made. We undertake no obligation to update any such forward-looking statement in light of new information or future events.

A FULL COPY OF THE FUNDING AGREEMENT HAS BEEN FILED ON FORM 6-K WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.